Exhibit 99.1

HNI Corporation 600 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, hnicorp.com

News Release

HNI CORPORATION REPORTS THIRD QUARTER 2025 RESULTS

Elevated earnings visibility remains through 2026

•	GAAP diluted EPS $0.88 (-10% YoY) / non-GAAP diluted EPS $1.10 (+7% YoY)

•	Productivity and operating expense control drove strong year-over-year results

•	Q3 GAAP operating margin of 9.4%; non-GAAP operating margin of 10.8% reached highest third quarter level

•	Strategic initiatives on track, confirming elevated earnings growth visibility through 2026

•	Volume growth anticipated for full year 2025

•	Steelcase acquisition (NYSE: SCS) expected to close before the end of calendar 2025

MUSCATINE, Iowa (October 28, 2025) – HNI Corporation (NYSE: HNI) today announced net sales of $683.8 million and net income of $41.2 million for the third quarter ended September 27, 2025.

Highlights

•	Solid third quarter results—revenue, margins, and earnings. Third quarter total net sales increased two percent and organic net sales increased three percent, both on a year-over-year basis. Consolidated third quarter 2025 operating margin contracted 80 basis points on a GAAP basis but expanded 10 basis points on a non-GAAP basis, reaching an all-time high for the third quarter. The improvement was driven by profit transformation initiatives, core productivity gains, synergy benefits, and operating expense control. Non-GAAP to GAAP reconciliations follow the financial statements in this release.

•	Elevated earnings growth visibility through 2026. The Corporation continues to realize significant savings from the Kimball International (“KII”) acquisition synergies and from the ramp-up of its Mexico facility. These two initiatives are expected to contribute a total of $0.75 to $0.80 to diluted non-GAAP EPS in 2025-2026.

•	Recent demand activity supports the Corporation’s outlook for strong sales growth in the fourth quarter. Workplace Furnishings orders were up two percent year-over-year, when excluding the impact of orders placed by customers ahead of tariff related price increases and hospitality orders. Quarter-ending backlog was up seven percent versus the same period of 2024, also excluding hospitality orders. Third quarter Residential Building Products orders increased two percent compared to the prior year period, led by strength in the remodel retrofit space. Order patterns improved as the quarter progressed.

•	Strong balance sheet. The Corporation reduced debt by $120 million during the quarter, in advance of the anticipated closing of the acquisition of Steelcase. As a result, gross debt leverage at the end of the third quarter was 0.9x, as calculated in accordance with the Corporation’s debt agreements.

•	Steelcase acquisition. The Corporation continues to expect the acquisition of Steelcase to close before the end of 2025. This combination brings together two companies with highly complementary capabilities, dealer networks, brand portfolios, and customer segments. For further information see the previously shared HNI investor briefing here.

“Our members delivered another strong quarter, despite ongoing tariff-driven volatility and continuing macro uncertainty. The positive momentum of our strategies, the benefits of our diversified revenue streams, our focus on items within our control, and the merits of our customer-first business model continue to deliver strong shareholder value.

“In the Workplace Furnishings segment, organic net sales increased three percent year-over-year, fueled by growth across all major brands. We delivered similar organic growth rates in our brands focused on small- and medium-sized businesses and on contract customers. Our adjusted order rates were up slightly in the quarter year-over-year and adjusted segment backlog increased seven percent from the third quarter of 2024. Third quarter profitability benefited from our profit transformation efforts, recognition of KII synergies, and modest volume growth, offset somewhat by continued growth investments. Non-GAAP segment operating profit margin expanded 40 basis points year-over-year and exceeded 12 percent. Looking ahead, we expect year-over-year revenue growth in the segment to accelerate in the fourth quarter, with continued year-on-year margin expansion, while we continue to invest to drive growth.

“In Residential Building Products, revenue was roughly unchanged versus the prior-year period. Consistent with expectations discussed on last quarter’s earnings call, third quarter segment operating profit margin contracted year-over-year, driven by continued investment, among other items. New construction revenue was down slightly, while remodel-retrofit grew slightly, both on a year-over-year basis. Despite expectations of ongoing uncertainty, we remain encouraged about the opportunities tied to the broader housing market and we continue to invest to grow our operating model and revenue streams. Third quarter segment order and backlog growth, the strength of our market-leading positions, and our unique operating model support our expectations of revenue and profit growth in the fourth quarter of 2025.

“Our third quarter performance demonstrates the strength of our strategies and our ability to manage through varying macroeconomic conditions and daily uncertainty, while remaining focused on investing for the future. We expect strong results to continue, driven by our margin expansion efforts and continued volume growth,” stated Jeff Lorenger, Chairman, President, and Chief Executive Officer.

HNI Corporation – Third Quarter Financial Performance
(Dollars in millions, except per share data)
	Three Months Ended
	September 27, 2025	September 28, 2024	Change
GAAP
Net Sales	$683.8	$672.2	1.7%
Gross Profit %	42.1%	41.5%	60 bps
SG&A %	32.6%	31.0%	160 bps
Restructuring charges %	0.1%	0.2%	-10 bps
Operating Income	$64.6	$68.9	(6.2%)
Operating Income %	9.4%	10.2%	-80 bps
Effective Tax Rate	28.2%	23.1%
Net Income %	6.0%	7.1%	-110 bps
EPS – diluted	$0.88	$0.98	(10.2%)

Non-GAAP
Gross Profit %	42.2%	41.7%	50 bps
Operating Income	$74.0	$72.3	2.4%
Operating Income %	10.8%	10.7%	10 bps
Effective Tax Rate	24.4%	23.1%
EPS – diluted	$1.10	$1.03	6.8%

HNI Corporation — Third Quarter Summary Comments

•	Consolidated net sales increased 1.7 percent from the prior-year quarter to $683.8 million, driven by pricing actions in both segments. On an organic basis, net sales increased 2.6 percent year-over-year. The divestiture of HNI India in the second quarter of the current year decreased year-over-year sales by $5.6 million. A reconciliation of organic net sales, a non-GAAP measure, to net sales follows the financial statements in this release.

•	Gross profit margin expanded 60 basis points compared to the prior-year quarter. This increase was driven by improved net productivity.

•	Selling, general, and administrative expenses as a percentage of net sales increased 160 basis points compared to the prior-year quarter. The increase was driven by $8.3 million of one-time costs associated with the pending acquisition of Steelcase along with increased input costs, partially offset by higher net sales.

•	Restructuring charges of $0.8 million were incurred in the current quarter, primarily related to the Corporation's network optimization program. In the prior-year quarter $1.6 million was incurred in connection with reorganization actions in Residential Building Products and factory consolidation initiatives in Workplace Furnishings.

•	Net income per diluted share was $0.88 compared to $0.98 in the prior-year quarter. On a non-GAAP basis, net income per diluted share increased to $1.10 from $1.03 in the prior-year quarter, driven by improved net productivity and lower shares outstanding.

•	Income tax rate comparability versus the prior-year quarter was primarily impacted by transaction costs associated with the pending acquisition of Steelcase that is not tax deductible.

Workplace Furnishings – Third Quarter Financial Performance
(Dollars in millions)
	Three Months Ended
	September 27, 2025	September 28, 2024	Change
GAAP
Net Sales	$516.9	$505.1	2.3%
Operating Income	$62.5	$57.7	8.2%
Operating Income %	12.1%	11.4%	70 bps

Non-GAAP
Operating Income	$63.5	$60.0	5.8%
Operating Income %	12.3%	11.9%	40 bps

Workplace Furnishings — Third Quarter Summary Comments

•	Workplace Furnishings net sales increased 2.3 percent from the prior-year quarter to $516.9 million. On an organic basis, net sales increased 3.5 percent year-over-year. The divestiture of HNI India in the second quarter of the current year decreased year-over-year net sales by $5.6 million.

•	Workplace Furnishings operating profit margin of 12.1 percent expanded by 70 basis points versus the prior-year quarter, driven by improved net productivity, higher net sales, and restructuring costs incurred in the prior-year quarter, partially offset by unfavorable price-cost. On a non-GAAP basis, segment operating profit margin of 12.3 percent expanded 40 basis points year-over-year.

Residential Building Products – Third Quarter Financial Performance
(Dollars in millions)
	Three Months Ended
	September 27, 2025	September 28, 2024	Change
GAAP
Net Sales	$166.9	$167.1	(0.1%)
Operating Income	$30.0	$29.9	0.3%
Operating Income %	18.0%	17.9%	10 bps

Non-GAAP
Operating Income	$30.0	$31.0	(3.3%)
Operating Income %	18.0%	18.6%	-60 bps

Residential Building Products — Third Quarter Summary Comments

•	Residential Building Products net sales decreased 0.1 percent from the prior-year quarter to $166.9 million, with decreased net sales in new construction partially offset by increased sales in remodel-retrofit.

•	Residential Building Products operating profit margin of 18.0 percent expanded by 10 basis points year-over-year driven by favorable price-cost and restructuring charges incurred in the prior-year quarter, partially offset by lower volume and reduced net productivity. On a non-GAAP basis, segment operating profit margin of 18.0 percent contracted 60 basis points basis points year-over-year, driven by prior year restructuring charges.

Third Quarter Order Rates

•	In the Workplace Furnishings segment, orders in the third quarter decreased three percent compared to the prior-year period. Segment orders increased two percent after excluding hospitality orders and the estimated impact of orders placed by customers ahead of tariff related price increases last quarter. Orders from contract customers, excluding hospitality, performed better than those from small-to-medium-sized businesses.

•	Orders in the Residential Building Products segment increased two percent compared to the third quarter of 2024. Remodel-retrofit orders outperformed those from the new construction channel. Year-over-year order growth accelerated toward the end of the quarter.

Outlook

The Corporation's outlook below excludes expected impacts from the pending Steelcase acquisition

•	Fourth quarter net sales. The Corporation expects fourth quarter 2025 net sales in Workplace Furnishings to increase at a high single-digit rate year-over-year. In Residential Building Products, fourth quarter 2025 net sales are expected to increase at a high-single digit rate compared to the same period in 2024. These projected growth rates include the benefit of an extra week in the fourth quarter of 2025.

•	Fourth quarter non-GAAP diluted earnings per share. Non-GAAP diluted earnings per share in the fourth quarter of 2025 are expected to increase slightly from 2024 levels. This improvement is expected to be driven by price-cost, volume growth, and productivity benefits, which will be partially offset by increased investment levels and insurance-related expenses.

•	Double-digit diluted non-GAAP EPS growth in 2025 and elevated earnings growth visibility through 2026. The Corporation’s outlook for 2025 full year earnings reflects expectations for mid-teens percent diluted non-GAAP EPS growth. In addition to increased profits from volume growth, KII synergies and the ramp-up of the Mexico facility are expected to continue to drive significant savings. These two initiatives are expected to contribute a total of $0.75 to $0.80 to diluted non-GAAP EPS in 2025-2026.

•	Balance sheet. The Corporation reduced debt during the quarter, in advance of the anticipated closing of the pending acquisition of Steelcase. Following the closing, strong cash flow generation and available borrowing capacity will continue to provide the Corporation with significant financial flexibility. The Corporation remains committed to payment of its longstanding dividend and continuing to invest in the business to drive future growth.

Concluding Remarks

“During the third quarter, we remained financially disciplined, managing the middle of the income statement to drive profit growth, while pursuing accelerated revenue growth. As we look forward, several positive secular trends and our HNI-specific initiatives will help offset macro-related risks and continued tariff-driven volatility. We will remain focused, conservative, and ready to adjust as required; and, as a result, our earnings outlook for the full year is essentially unchanged and we continue to expect a fourth consecutive year of double-digit non-GAAP diluted EPS growth. This outlook demonstrates the benefits of a stronger-than-expected third quarter, our ongoing visibility story, and our proven ability to manage through changing economic conditions. Finally, as we look to 2026, we continue to have elevated earnings growth visibility.

“As we approach the closing of the Steelcase acquisition, we are excited about the future of bringing together our combined capabilities to create new career growth opportunities for team members, deliver more value for customers, and further support and invest in the communities in which we operate. The deal is right from a strategic, financial, and cyclical perspective, and our two companies are highly complementary on many fronts. Our anticipated strong free cash flow will help us quickly deleverage our balance sheet.

“In advance of the closing, our HNI members will remain focused on driving growth and expanding margins. And we will continue to invest for the future with confidence,” concluded Mr. Lorenger.

Conference Call

As previously announced, HNI Corporation will host a conference call on Tuesday, October 28, 2025 at 10:00 a.m. (Central) to discuss third quarter fiscal year 2025 results. To participate, call 1-855-761-5600 – conference ID number 7175411. Both a live webcast and webcast replay will be available on HNI Corporation’s website at https://investors.hnicorp.com/events-and-presentations.

About HNI Corporation

HNI Corporation (NYSE: HNI) has been improving where people live, work, and gather for more than 75 years. HNI is a manufacturer of workplace furnishings and residential building products, operating under two segments. The Workplace Furnishings segment is a leading global designer and provider of commercial furnishings, going to market under multiple unique brands. The Residential Building Products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood, and pellet-burning fireplaces, inserts, stoves, facings, and accessories. More information can be found on the Corporation’s website at www.hnicorp.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements, plans, objectives, expectations, strategies, beliefs, or future performance or events to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this release about the pending transaction between HNI and Steelcase (the “Transaction”) include, but are not limited to, statements about the completion and the benefits of the Transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; changes in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change. A description of these risks and uncertainties and additional risks and uncertainties can be found in HNI’s annual report on Form 10-K for the year ended December 28, 2024 and subsequent quarterly and current reports filed with the Securities and Exchange Commission on Forms 10-Q and 8-K.

Forward-looking statements speak only as of the date they are made, and HNI does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by  applicable law.

HNI Corporation and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(In millions, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Net sales	$683.8	$672.2	$1,950.6	$1,883.9
Cost of sales	395.7	393.4	1,138.0	1,110.9
Gross profit	288.1	278.8	812.6	773.0
Selling and administrative expenses	222.7	208.4	645.7	617.3
Restructuring, impairment, and loss on divestiture	0.8	1.6	9.7	3.7
Operating income	64.6	68.9	157.2	151.9
Interest expense, net	7.2	7.1	18.9	22.1
Income before income taxes	57.4	61.8	138.3	129.8
Income taxes	16.2	14.3	34.9	28.6
Net income	41.2	47.5	103.4	101.2
Less: Net income (loss) attributable to non-controlling interest	—	0.0	0.0	0.0
Net income attributable to HNI Corporation	$41.2	$47.5	$103.4	$101.2
Average number of common shares outstanding – basic	45.8	47.7	46.3	47.3
Net income attributable to HNI Corporation per common share – basic	$0.90	$1.00	$2.23	$2.14
Average number of common shares outstanding – diluted	46.7	48.7	47.3	48.4
Net income attributable to HNI Corporation per common share – diluted	$0.88	$0.98	$2.19	$2.09
Foreign currency translation adjustments	$0.1	$(0.0)	$6.3	$(0.1)
Change in unrealized gains (losses) on marketable securities, net of tax	0.0	0.3	0.2	0.3
Change in pension and post-retirement liability, net of tax	—	—	2.0	—
Change in derivative financial instruments, net of tax	0.2	(1.8)	(0.5)	(0.0)
Other comprehensive income (loss), net of tax	0.3	(1.4)	8.1	0.2
Comprehensive income	41.5	46.1	111.5	101.4
Less: Comprehensive income (loss) attributable to non-controlling interest	—	0.0	0.0	0.0
Comprehensive income attributable to HNI Corporation	$41.5	$46.1	$111.5	$101.4

Amounts may not sum due to rounding.

HNI Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

(In millions)

(Unaudited)

	September 27, 2025	December 28, 2024
Assets
Current Assets:
Cash and cash equivalents	$20.7	$22.5
Short-term investments	7.4	6.4
Receivables	257.4	248.4
Allowance for doubtful accounts	(1.8)	(2.0)
Inventories, net	194.5	194.3
Prepaid expenses and other current assets	64.6	54.9
Total Current Assets	542.9	524.5
Property, Plant, and Equipment:
Land and land improvements	57.7	58.5
Buildings	418.6	407.9
Machinery and equipment	665.1	685.9
Construction in progress	31.2	25.9
	1,172.6	1,178.2
Less accumulated depreciation	(659.2)	(648.6)
Net Property, Plant, and Equipment	513.4	529.6
Right-of-use Finance Leases	12.7	14.3
Right-of-use Operating Leases	106.0	121.8
Goodwill and Other Intangible Assets, net	603.9	624.3
Other Assets	64.1	60.7
Total Assets	$1,843.0	$1,875.1
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses	$371.5	$391.2
Current maturities of debt	—	50.3
Current maturities of other long-term obligations	3.0	2.3
Current lease obligations - Finance	4.8	5.6
Current lease obligations - Operating	29.6	28.1
Total Current Liabilities	409.0	477.5
Long-Term Debt	324.2	294.3
Long-Term Lease Obligations - Finance	8.2	8.9
Long-Term Lease Obligations - Operating	92.6	109.6
Other Long-Term Liabilities	75.1	72.9
Deferred Income Taxes	98.1	71.6
Total Liabilities	1,007.1	1,034.7
Equity:
HNI Corporation shareholders’ equity	835.9	840.1
Non-controlling interest	—	0.3
Total Equity	835.9	840.4
Total Liabilities and Equity	$1,843.0	$1,875.1

Amounts may not sum due to rounding.

HNI Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Nine Months Ended
	September 27, 2025	September 28, 2024
Net Cash Flows From (To) Operating Activities:
Net income	$103.4	$101.2
Non-cash items included in net income:
Depreciation and amortization	75.4	80.1
Other post-retirement and post-employment benefits	0.8	0.8
Stock-based compensation	13.3	13.7
Deferred income taxes	25.9	(11.7)
Loss on sale of subsidiary	6.6	—
Other – net	4.9	4.2
Net decrease in cash from operating assets and liabilities	(33.8)	(5.1)
Increase (decrease) in other liabilities	2.4	(7.8)
Net cash flows from (to) operating activities	198.9	175.5

Net Cash Flows From (To) Investing Activities:
Capital expenditures	(49.6)	(41.2)
Capitalized software	(1.3)	(2.0)
Purchase of investments	(2.1)	(3.1)
Sales or maturities of investments	3.2	4.5
Net proceeds from sale of subsidiary	8.1	—
Proceeds from sale of property, plant, and equipment	3.5	0.2
Net cash flows from (to) investing activities	(38.1)	(41.7)

Net Cash Flows From (To) Financing Activities:
Payments of debt	(377.4)	(354.0)
Proceeds from debt	357.1	262.4
Dividends paid	(47.5)	(47.9)
Purchase of HNI Corporation common stock	(83.6)	(24.8)
Proceeds from sales of HNI Corporation common stock	3.3	45.4
Other – net	(14.6)	(9.6)
Net cash flows from (to) financing activities	(162.6)	(128.5)

Net increase (decrease) in cash and cash equivalents	(1.8)	5.3
Cash and cash equivalents at beginning of period	22.5	28.9
Cash and cash equivalents at end of period	$20.7	$34.3

Amounts may not sum due to rounding.

HNI Corporation and Subsidiaries

Reportable Segment Data

(In millions)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 27, 2025	September 28, 2024	September 27, 2025	September 28, 2024
Net Sales:
Workplace furnishings	$516.9	$505.1	$1,473.9	$1,425.1
Residential building products	166.9	167.1	476.7	458.8
Total	$683.8	$672.2	$1,950.6	$1,883.9
Cost of Sales:
Workplace furnishings	$304.1	$301.3	$875.9	$855.3
Residential building products	91.6	92.1	262.1	255.5
Total	$395.7	$393.4	$1,138.0	$1,110.9
Selling and Administrative Expenses:
Workplace furnishings	$149.5	$145.6	$442.6	$428.8
Residential building products	45.3	44.0	135.9	131.1
General corporate	27.9	18.8	67.2	57.4
Total	$222.7	$208.4	$645.7	$617.3
Restructuring, Impairment, and Loss on Divestiture:
Workplace furnishings	$0.8	$0.5	$9.1	$2.6
Residential building products	—	1.1	—	1.1
General corporate	0.0	—	0.6	—
Total	$0.8	$1.6	$9.7	$3.7
Operating Income (Loss):
Workplace furnishings	$62.5	$57.7	$146.3	$138.3
Residential building products	30.0	29.9	78.6	71.0
General corporate	(27.9)	(18.8)	(67.7)	(57.4)
Total	$64.6	$68.9	$157.2	$151.9
Interest Expense, Net	7.2	7.1	18.9	22.1
Income Before Income Taxes	$57.4	$61.8	$138.3	$129.8

Depreciation and Amortization Expense:
Workplace furnishings	$16.2	$18.7	$49.6	$54.3
Residential building products	3.8	3.6	11.2	10.7
General corporate	4.9	5.0	14.7	15.2
Total	$24.9	$27.3	$75.4	$80.1
Capital Expenditures (including capitalized software):
Workplace furnishings	$16.8	$11.2	$37.6	$29.7
Residential building products	2.1	1.7	7.6	6.0
General corporate	0.7	1.6	5.6	7.5
Total	$19.6	$14.5	$50.8	$43.2

	As of September 27, 2025	As of December 28, 2024
Identifiable Assets:
Workplace furnishings	$1,247.3	$1,282.6
Residential building products	466.2	465.8
General corporate	129.6	126.7
Total	$1,843.0	$1,875.1

Amounts may not sum due to rounding.

Non-GAAP Financial Measures

This earnings release includes certain non-GAAP financial measures as defined by Securities and Exchange Commission Regulation G. Pursuant to the requirements of this regulation, reconciliations of historical non-GAAP financial measures to the most directly comparable historical GAAP measures are included below. This information gives investors additional insights into HNI’s financial performance and operations. While HNI’s management believes the non-GAAP financial measures are useful in evaluating HNI’s operations, this information should be considered supplemental and not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these measures may be different from similarly titled non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

To supplement the condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, this earnings release contains the following non-GAAP financial measures: organic net sales;  non-GAAP gross profit; non-GAAP operating income; non-GAAP operating profit; non-GAAP interest expense, non-GAAP effective tax rate; non-GAAP net income; and non-GAAP net income per diluted share (i.e., EPS). These measures are adjusted from the comparable GAAP measures to exclude the impacts of the selected items as summarized in the tables below. Generally, non-GAAP EPS is calculated using HNI’s overall effective tax rate for the period, as this rate is reflective of the tax applicable to most non-GAAP adjustments. In the current-year quarter, the effective tax rate used to calculate non-GAAP diluted EPS differs from the GAAP effective tax rate due to the impact of transaction costs associated with the planned acquisition of Steelcase and the divestiture of HNI India.

The transactions excluded for purposes of non-GAAP financial information included in this earnings release include: restructuring charges recorded to cost of sales comprised of accelerated depreciation, asset disposals, and relocation and new facility setup costs in the Workplace Furnishings segment; transaction costs associated with the pending acquisition of Steelcase, interest expense associated with bridge loan financing for the pending acquisition of Steelcase, costs associated with factory consolidation and network optimization initiatives in the Workplace Furnishings segment; the gain on sale of a manufacturing facility in Workplace Furnishings; the payout to settle a pension plan at corporate; and the loss on sale of the HNI India business in Workplace Furnishings and at corporate.

This earnings release refers to our expectations regarding non-GAAP diluted EPS. The Corporation is unable to provide a reconciliation of this forward-looking non-GAAP measure to future EPS without unreasonable effort due to the uncertainty regarding, and to the potential variability of, many of the costs and expenses that could potentially impact diluted EPS calculated on a GAAP basis. These items include, but are not limited to, impairments, financial impacts from changes in legal, regulatory, and tax requirements, charges related to actions taken to improve future profitability, and the impact of acquisitions and divestitures, if any. These items necessary to reconcile forward-looking non-GAAP diluted EPS to diluted EPS could be material and have a significant impact on the Corporation’s results computed in accordance with GAAP.

HNI Corporation Reconciliation
(Dollars in millions)
	Three Months Ended
	September 27, 2025			September 28, 2024
	Workplace Furnishings	Residential Building Products	Total	Workplace Furnishings	Residential Building Products	Total
Net sales as reported (GAAP)	$516.9	$166.9	$683.8	$505.1	$167.1	$672.2
% change from PY	2.3%	(0.1%)	1.7%

Less: HNI India divestiture	—	—	—	5.6	—	5.6

Organic net sales (non-GAAP)	$516.9	$166.9	$683.8	$499.5	$167.1	$666.6
% change from PY	3.5%	(0.1%)	2.6%

HNI Corporation Reconciliation
(Dollars in millions, except per share data)
	Three Months Ended
	September 27, 2025
	Gross Profit	Operating Income	Interest Expense	Tax	Net Income	EPS
As reported (GAAP)	$288.1	$64.6	$7.2	$16.2	$41.2	$0.88
% of net sales	42.1%	9.4%	1.1%		6.0%
Tax %				28.2%

Restructuring charges	0.3	1.0	—	0.2	0.9	0.02
Acquisition costs	—	8.3	1.4	0.2	9.5	0.20

Results (non-GAAP)	$288.3	$74.0	$5.8	$16.6	$51.5	$1.10
% of net sales	42.2%	10.8%	0.9%		7.5%
Tax %				24.4%

HNI Corporation Reconciliation
(Dollars in millions, except per share data)
	Three Months Ended
	September 28, 2024
	Gross Profit	Operating Income	Tax	Net Income	EPS
As reported (GAAP)	$278.8	$68.9	$14.3	$47.5	$0.98
% of net sales	41.5%	10.2%		7.1%
Tax %			23.1%

Restructuring charges	1.8	3.4	0.8	2.6	0.05

Results (non-GAAP)	$280.6	$72.3	$15.1	$50.1	$1.03
% of net sales	41.7%	10.7%		7.5%
Tax %			23.1%

Workplace Furnishings Reconciliation
(Dollars in millions)
	Three Months Ended
	September 27, 2025	September 28, 2024	Percent Change
	Total Workplace Furnishings	Total Workplace Furnishings
Operating income as reported (GAAP)	$62.5	$57.7	8.2%
% of net sales	12.1%	11.4%

Restructuring charges	1.0	2.3

Operating income (non-GAAP)	$63.5	$60.0	5.8%
% of net sales	12.3%	11.9%

Residential Building Products Reconciliation
(Dollars in millions)
	Three Months Ended
	September 27, 2025	September 28, 2024	Percent Change
Operating income as reported (GAAP)	$30.0	$29.9	0.3%
% of net sales	18.0%	17.9%

Restructuring charges	—	1.1

Operating income (non-GAAP)	$30.0	$31.0	(3.3%)
% of net sales	18.0%	18.6%

For Information Contact:

Vincent P. Berger, Executive Vice President and Chief Financial Officer (563) 272-7400

Matthew S. McCall, Vice President, Investor Relations and Corporate Development (563) 275-8898

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI has filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement includes a preliminary joint proxy statement of HNI and Steelcase that also constitutes a preliminary prospectus of HNI. The registration statement has not been declared effective by the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. The preliminary joint proxy statement/prospectus filed with the SEC as part of the Registration Statement on Form S-4 in connection with the Transaction includes information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”